Exhibit 99.2

Press Release

Chi-Med to Discuss Select Global Clinical Trial Data Presented at ASCO20

― Savolitinib in MET exon 14 skipping NSCLC efficacy evaluable patients demonstrated 49.2% ORR, 93.4% DCR and 9.6 months DoR, including 36% patients with more aggressive disease subtype ―

― Savolitinib vs. sunitinib study in PRCC patients demonstrated 27% vs. 7% ORR, with no savolitinib responding patients with disease progression at data cut-off, and encouraging overall survival hazard ratio of 0.51 with median not reached ―

― Ongoing surufatinib study in U.S. progressive NET patients demonstrated promising efficacy irrespective of prior lines of therapy ―

― Audio call and webcast on Monday, June 1 at 8 a.m. EDT to review select presentations ―

London: Friday, May 29, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today showcases new and updated analyses on the ongoing studies of savolitinib and surufatinib at the ASCO20 Virtual Scientific Program, May 29-31, 2020.  Chi-Med will hold a conference call and audio webcast on Monday, June 1, 2020, at 1 p.m. GMT / 8 a.m. EDT / 8 p.m. HKT to review select clinical data and discuss development plan next steps.

A live audio webcast of the call will be broadcast via Chi-Med’s website at www.chi-med.com/event. Investors may participate in the call using one of the following dial-in numbers: 1‑866‑213‑0992 (U.S. toll-free) / 0800‑032‑2849 (U.K. toll-free) / +852-2112-1888 (Hong Kong).  Additional dial-in numbers are also available at Chi-Med’s website.  Please use participant access code “6929001#.”

Savolitinib, a potent, highly selective oral inhibitor of mesenchymal epithelial transition receptor (“MET”)

In clinical studies to date, involving over 1,000 patients, savolitinib has shown promising clinical efficacy in patients with MET gene alterations in multiple tumor types with an acceptable safety profile.

Presentation Title:	Phase II study of savolitinib in patients with pulmonary sarcomatoid carcinoma (“PSC”) and other types of non-small cell lung cancer (“NSCLC”) harboring MET exon 14 skipping
Authors:	S Lu, J Fang, X Li, L Cao, J Zhou, Q Guo, Z Liang, Y Cheng, L Jiang, N Yang, Z Han, J Shi, Y Chen, H Xu, H Zhang, D Zhang, J Li, L Wang, Y Ren, W Su
Abstract Link:	9519

This is an ongoing China Phase II study of savolitinib monotherapy in NSCLC patients with MET exon 14 skipping mutations who have failed prior systemic therapy or are unable to receive chemotherapy (clinicaltrials.gov number NCT02897479), in which savolitinib demonstrated promising anti-tumor activity and acceptable tolerability.  Approximately 35% of patients in the study have an aggressive subtype of NSCLC, PSC).1  Treatment naïve patients accounted for approximately 40% of the treated patients while the remainder received prior treatments.

As of March 31, 2020, confirmed responses were seen in 49.2% of efficacy evaluable patients and disease control were seen in 93.4% of efficacy evaluable patients.

Data were not mature for Duration of Response (“DoR”), Progression Free Survival (“PFS”) and Overall Survival (“OS”).  Median DoR was 9.6 months (95% confidence interval [“CI”] 5.5–not reached [“NR”]) with maturity of 40%.  Median PFS was 6.9 months (95% CI 4.2–19.3) with maturity of 50%. Median OS was 14.0 months (95% CI: 9.7–NR) with maturity of 46%.  Efficacy observations were consistent across subgroups in this analysis.

Clinical data indicate an acceptable safety profile of savolitinib in patients with locally advanced or metastatic NSCLC who had MET exon 14 skipping mutations, with a low rate of adverse event (“AE”) related discontinuations of 14.3%.

On May 29, 2020, a new drug application (“NDA”) for savolitinib in this setting was accepted for review by the China National Medical Products Administration.

Presentation Title:	SAVOIR: A phase III study of savolitinib versus sunitinib in patients with MET-driven papillary renal cell carcinoma (“PRCC”)
Authors:	TK Choueiri, DYC Heng, JL Lee, M Cancel, RB Verheijen, A Mellemgaard, L Ottesen, MM Frigault, A L'Hernault, Z Szijgyarto, S Signoretti, L Albiges
Abstract Link:	5002

In this global study of savolitinib monotherapy compared with sunitinib in patients with MET-driven, locally advanced or metastatic PRCC, savolitinib demonstrated encouraging efficacy and an improved safety profile versus sunitinib (NCT03091192).  This Phase III study was stopped in late 2018 due to confounding results from a separate, external, retrospective observational study.  60 randomized patients (33 savolitinib, 27 sunitinib) were followed through August 19, 2019.  Although patient numbers and follow-up were limited, savolitinib demonstrated encouraging efficacy versus sunitinib, with fewer grade ≥3 AEs and fewer dose modifications.  Based on these data, AstraZeneca and Chi-Med are actively evaluating the opportunity to restart clinical work in PRCC for monotherapy savolitinib.

Savolitinib patients had not reached median OS at data cut-off, compared to 13.2 months for sunitinib patients (hazard ratio [“HR”] 0.51; 95% CI: 0.21–1.17; p=0.110).  Median PFS was 7.0 months for savolitinib patients, compared to 5.6 for sunitinib patients (HR 0.71; 95% CI 0.37–1.36; p=0.313).

Responses were observed in 27% and 7% of savolitinib and sunitinib patients, respectively. This difference did not reach statistical significance due to the small sample size. None of the 9 responders on savolitinib treatment experienced disease progression as of data cut-off, compared to 1 of 2 responders on sunitinib treatment.  Sunitinib response rate was in range with previous studies.2,3

Grade ≥3 AEs were reported in 42% of savolitinib patients versus 81% of sunitinib patients, with AEs leading to dose modification in 30% and 74% of savolitinib and sunitinib patients, respectively.

Surufatinib, an oral selective inhibitor of vascular endothelial growth factor receptor (VEGFR) and fibroblast growth factor receptor (FGFR), and colony stimulating factor-1 receptor (CSF-1R)

In clinical studies to date, involving over 900 patients, surufatinib has demonstrated robust efficacy and safety profile, including in two randomized, double-blind, placebo controlled, multi-center Phase III studies in pancreatic neuroendocrine tumor (“pNET”) and non-pancreatic (extra-pancreatic) neuroendocrine tumor patients (“epNET”).  In the U.S. surufatinib was granted Fast Track Designations for development in pNET and epNET, and Orphan Drug Designation for pancreatic NET.  In China a New Drug Application (“NDA”) is under review and a second is in preparation.

Presentation Title:	Efficacy and safety of surufatinib in U.S. patients with neuroendocrine tumors (“NET”)
Authors:	A Dasari, D Li, MW Sung, C Tucci, JS Kauh, MK Kania, AS Paulson
Abstract Link:	4610

Preliminary data from the two NET cohorts in the ongoing US Phase Ib trial for surufatinib demonstrated promising efficacy irrespective of prior lines of therapy, with a manageable safety profile comparable with the larger pool of surufatinib safety data (NCT02549937).

As of April 21, 2020, 16 patients with pNET were treated for a median of 7.1 months (range 2.0-17.5) and 16 patients with epNET were treated for a median of 4.9 months (range of 1.0-10.2).  All 32 patients have pretreated progressive NETs (median prior lines of treatment: 3; range 1-8).

Confirmed response was observed in 18.8% of pNET patients; all remaining patients have stable disease (including 1 unconfirmed response), for disease control rate (“DCR”) of 100%.  In the epNET cohort all patients had stable disease (including 1 unconfirmed response).

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China.  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations regarding the clinical development and therapeutic potential of its drug candidates, including savolitinib and surufatinib.  Such risks and uncertainties include, among other things, the ability of Chi-Med to implement and complete further clinical development of its drug candidates, the sufficiency of clinical trial data to demonstrate the safety and efficacy of its drug candidates, actions of regulatory agencies which may affect the initiation, timing and progress of its clinical trials, its potential to gain expeditious approvals for and successfully commercialize its drug candidates, the sufficiency of funding to support the further clinical development and commercialization of its drug candidates and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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1 Vieira, Thibault et al., Journal of Thoracic Oncology, Volume 8, Issue 12, 1574 - 1577.

2 Albiges et al. J Clin Oncol 2018;36:3624–3631

3  Ravaud et al. Ann Oncol 2015;26:1123–1128